

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

April 25, 2008

Mr. Bill W. Wheat
Executive VP and CFO
D.R. Horton, Inc.
301 Commerce Street; Suite 500
Fort Worth, TX 76102

>   **RE: Form 10-K for the fiscal year ended September 30, 2007**
>   **Form 10-Q for the period ended December 31, 2007**
>   **Form DEF 14A filed on December 19, 2007**
>   **File No. 1-14122**

Dear Mr. Wheat:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief